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                            September 20, 2022

       James Sullivan
       Chief Financial Officer
       Peraso Inc.
       2309 Bering Drive
       San Jose, CA 95131

                                                        Re: Peraso Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-32929

       Dear Mr. Sullivan:

              We have reviewed your August 17, 2022 response to our comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 28, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 31

   1. We note that in response to prior comment 5 you explain that higher revenues in 2022 are attributable to
increases in memory product sales and mmWave module sales.

                                                        We also see that you
provided disclosure on page 30 of your recent interim report of the reasons for higher
revenue and cost of net revenue, attributing the changes to increased volume shipments of
your LineSpeed and Bandwidth Engine IC and mmWave module
                                                        products. You also
explain that your module products have higher cost of goods sold per unit, and generate
lower gross profit margins, than your IC products.
 James Sullivan
FirstName
Peraso Inc.LastNameJames Sullivan
Comapany 20,
September  NamePeraso
               2022    Inc.
September
Page 2     20, 2022 Page 2
FirstName LastName
         Please address changes in revenues with reference to both quantities and prices of the products sold, as previously requested, to comply with Item 303(b)(2) of Regulation S-K.
         In other words, include volumetric measures of sales for the differing product types for each period, and clarify the extent to which changes in revenues resulted from changes in prices, as opposed to changes in volumes sold. We reissue prior comment 5.
Controls and Procedures, page 35

2. We understand from your response to prior comment 6 that you continue to believe your disclosure controls and procedures and internal control over financial reporting have been appropriately assessed as effective at December 31, 2021.

         Tell us how you considered the accounting and disclosure requirements applicable to minority interests and participating interests, as referenced in other comments in this letter, in formulating your view. We reissue prior comment 6. Financial Statements
Note 2 - Business Combination
Securities Conversion, page 75

3. We note that in response to prior comment 9 you revised your balance sheet when filing your second quarter interim report to include the Series A Special Voting Preferred Stock, although you continue to exclude the instrument from your Statements of Stockholders'
         Equity (Deficit) on page 5 of that report; and have not identified any accounting literature to support your combined equity presentation.

         Rules 3-04, 5-02.29, 5-02.31, and 5-03.19 of Regulation S-X prescribe distinct reporting requirements for common stock and non-controlling interests in the Statements of
         Changes in Stockholders' Equity, the Balance Sheets and Statements of Operations.

         There are also specific requirements in FASB ASC 810-10-45-16, as to the balance sheet presentation for non-controlling interests; FASB ASC 810-10-45-20 and 21, as to the allocation of earnings and losses between a parent and non-controlling interests; FASB
         ASC 260-10-45-11A, regarding non-controlling interests in EPS computations; and FASB
         ASC 260-10-45-60A, 65, 66 and 68, and FASB ASC 260-10-55-25, regarding the two-
         class method for participating securities in EPS computations.

         Unless you are able to show how you are not subject to these requirements, it appears that you would need to restate your financial statements to comply with the applicable sections of the aforementioned guidance. However, please consider how economic interests are conveyed to holders of the exchangeable shares in distinguishing between non-controlling interests and participating securities in your application of this guidance, particularly as it relates to allocations of earnings and losses for each period.
 James Sullivan
FirstName
Peraso Inc.LastNameJames Sullivan
Comapany 20,
September  NamePeraso
               2022    Inc.
September
Page 3     20, 2022 Page 3
FirstName LastName
         Tell us how you have considered the configuration of entities within the consolidated entity, including any rights that attach to the exchangeable shares in operations of the subsidiary, apart from those of the parent, in formulating your view.

         Please address all of the guidance cited above and submit any revisions that you believe will be necessary to include in amendments to your annual and interim reports to conform to generally accepted accounting principles and SEC reporting requirements.
4. We note that in response to prior comment 9, you explain that your subsidiary 2864555
         Ontario Inc. (Canco), the issuer of the exchangeable shares, "has not engaged in any material operations and has no other material assets or liabilities of any kind [and that] Canco is, for all intents and purposes, a shell company."

         However, on page 10 of your September 30, 2021 interim report, you reported that "Under the Agreement, the Company, indirectly through Canco, is to acquire all of the issued and outstanding common shares of Peraso," and we see that the Arrangement Agreement at
         Exhibit 2.1 similarly states, in referring to Mosys, Inc., that "RTO Acquiror will, indirectly through Canco, acquire all of the Peraso Shares in exchange for the
         Consideration...." Section 2.2(d) and (e) of Article 2 in Schedule A -
Plan of Arrangement
         at Exhibit 2.2 also clearly identify Canco as the recipient of the Peraso shares.

         Please reconcile your response with these observations and explain to us how Canco has remained a shell company, after receiving the shares of Peraso Technologies, Inc., if this is your view. Provide us with an organizational chart that depicts all of the entities involved in your reverse merger immediately following the transaction, and if there have been subsequent changes, also submit an organizational chart that depicts those changes along with a description of, and an explanation for, the intervening events.
5. We note that the Arrangement Agreement at Exhibit 2.1, including Schedule A - Plan of
         Arrangement provides, pursuant to Sections 5.1, 5.2, and 5.3, regarding the Liquidation
         Call Right, Redemption Call Right, and Change of Law Call Right, one of two possible mechanisms for settlement, where the counterparty would be either 2864552 Ontario Inc.
         (Callco) or MoSys, Inc. (RTO Acquiror, subsequently known as Peraso, Inc.).

         We also note that Appendix I to Schedule A - Plan of Arrangement provides, pursuant to
         Sections 5, 6 and 7, regarding the Distribution on Liquidation, Retraction of Exchangeable
         Shares by Holder, and Redemption of Exchangeable Shares by Canco, one of
         three possible mechanisms for settlement, where the counterparty would be either
         2864555 Ontario Inc. (Canco), Callco or RTO Acquiror.

         The Liquidation Call Purchase Price, Redemption Call Purchase Price, and Change of
         Law Call Purchase Price prescribed in the Plan of Arrangement; and the Liquidation
         Amount, Retraction Price, and Redemption Price prescribed in Appendix I; all appear be calculated and settled in a similar manner, i.e. based on the current market price of an
         RTO Acquiror Share on the last business day prior to the relevant provision date, plus the
 James Sullivan
Peraso Inc.
September 20, 2022
Page 4
         Dividend Amount, and by delivering or causing to be delivered to the holder of the exchangeable share one RTO Acquiror Share plus any Dividend Amount.

         Please expand your disclosure to include a summary of the various circumstances under which exchange, settlement or redemption may occur, rationale for having options in deciding which counterparty would be involved in an exchange, the criteria that would govern the selection of the counterparty, quantification of tax liabilities assumed on behalf of the former shareholders who elected to receive exchangeable shares, the manner by which such tax positions are reflected in your financial statements, and a description of the mechanisms by which your subsidiaries would either have or obtain parent company shares to settle an exchange to comply with FASB ASC 505-10-50-3.

         Please also include a description of any circumstances under which the exchangeable shares could be redeemed for cash pursuant to these or any other provisions of, or related to, the Arrangement Agreement, or a statement to clarify if there are none. If there are such circumstances, tell us the specific provisions that would accommodate this manner of settlement and explain how you have assessed them from an accounting standpoint.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameJames Sullivan                               Sincerely,
Comapany NamePeraso Inc.
                                                               Division of
Corporation Finance
September 20, 2022 Page 4                                      Office of Energy
& Transportation
FirstName LastName